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U. S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 10-SB/A

<r>Amendment No. 3</r>

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

BONANZA GOLD, INC.

(Name of Small Business Issuer in its charter)

Washington	000-50603	91-0745418
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

26505 N. Bruce Rd. Chattaroy, Washington	99003-7720
(Address of principal executive offices)	(Zip Code)

(Issuer's telephone number, including area code)

(509) 238-6613

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered:

Name of each exchange on which each class is

to be registered:

N/A

N/A

Securities registered under Section 12(g) of the Act:

Common Stock

       (Title of class)

SEC 2336  (11-03)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I

ITEM 1.

DESCRIPTION OF BUSINESS

History.

Bonanza Gold, Inc. (the “Company”) was incorporated under the laws of the State of Washington on April 3, 1961 as Vermilion Gold, Inc. for the purpose of acquiring, exploring and developing natural resource properties.  The Company had been involved in the acquisition and exploration of various mining properties, located in the states of Alaska, Montana and Idaho.  Exploration efforts were unsuccessful and none of these mining properties produced any commercial ore.  The Company abandoned its remaining mining claims and the related development costs in 1996.  Consequently, since 1996, the Company has been inactive.

In September 2003 the Board of Directors authorized a private placement of the Company’s common Stock to raise $75,000.  The proceeds are to be utilized to pay for legal and accounting fees associated with the preparation and filing of this Form 10SB registration Statement, to pay ongoing expenses related to complying with the reporting requirements of the Securities Exchange Act of 1934, (i.e. preparation of audited financial statements and periodic reports) and working capital.

Risk Factors.

The Company's business is subject to numerous risk factors, including the following:

Independent Certified Public Accountants' Opinion - Going Concern.

The Company's financial statements for the years ended March 31, 2004 and 2003, were audited by the Company's independent certified public accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern and that the Company’s operating losses raise substantial doubt about its ability to continue as a going concern.

No Revenue and Minimal Assets.

We have had no revenues or earnings from operations.  We have no significant assets or financial resources.  We will sustain operating expenses without corresponding revenues, at least until the consummation of a business combination.  This may result in our incurring a net operating loss which will increase continuously until we can consummate a business combination with a profitable business opportunity.  There is no assurance that we can identify such a business opportunity and consummate such a business combination.

Speculative Nature of Proposed Operations.

The success of our proposed plan of operation will depend, to a great extent, on the operations, financial condition and management of the identified business opportunity.  While management intends to seek a business combination with an entity having an established operating history, there can be no assurance that we will be successful in locating a candidate meeting such criteria.  In the event that we complete a business combination, of which there can be no assurance, the success of our operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond our control.

Scarcity of and Competition for Business Opportunities and Combinations.

We are and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private entities.  A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for us.  Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination.  Moreover, we will also compete in seeking merger or acquisition candidates with numerous other small public companies.

No Agreement for Business Combination or Other Transaction - No Standards for Business Combination.

We have no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private entity.  There can be no assurance that we will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination.  Management has not identified any particular industry or specific business within an industry for evaluation.  There is no assurance that we will be able to negotiate a business combination on terms favorable to us.  We have not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria a target business opportunity will be required to have achieved in order for us to consider a business combination.  Accordingly, we may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Limited Time Availability.

While seeking a business combination, management anticipates devoting up to twenty hours per month to our business.

Conflicts of Interest - General.

Our officers and directors participate in other business ventures that compete directly with us.  Additional conflicts of interest and non-arms length transactions may also arise in the future in the event our officers or directors are involved in the management of any firm with which we transact business.

Reporting Requirements May Delay or Preclude Acquisition.

Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), requires companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired.  The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition.  Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition.

Lack of Market Research or Marketing Organization.

We have neither conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions we have contemplated.  Even in the event demand is identified for a merger or acquisition contemplated by us, there is no assurance we will be successful in completing any such business combination.

Lack of Diversification.

Our proposed operations, even if successful, will in all likelihood result in our engaging in a business combination with only one business opportunity.  Consequently, our activities will be limited to those engaged in by the business opportunity that we either merge with or acquire.  Our inability to diversify our activities into a number of areas may subject us to economic fluctuations within a particular business or industry and therefore increase the risks associated with our operations.

Probable Change in Control and Management.

A business combination involving the issuance of our shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest.  The resulting change in our control will likely result in removal of one or more of our present officers and directors and a corresponding reduction in or elimination of their participation in our future affairs.

Reduction of Percentage Share Ownership Following Business Combination.

Our primary plan of operation is based upon a business combination with a private concern that, in all likelihood, would result in issuing our shares to shareholders of such private company.  The issuance of our previously authorized and unissued shares would result in reduction in percentage of shares owned by our present shareholders and would most likely result in a change of our control and management.

Taxation.

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination we may undertake.  Such transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions.  We intend to structure any business combination so as to minimize the federal and state tax consequences for us and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets.  A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on both parties to the transaction.

Requirement of Audited Financial Statements May Disqualify Business Opportunities.

Our management believes that any potential business opportunity must provide audited financial statements for review, and for the protection of all parties to the business combination.  One or more attractive business opportunities may choose to forego the possibility of a business combination with us, rather than incur the expenses associated with preparing audited financial statements.

Employees.

The Company has no paid employees.  None of the Company’s executive officers are employed by the Company.  Management services are provided on an “as-needed” basis without compensation, generally less than five hours per week.  The Company has no oral or written contracts for services with any member of management. The Company anticipates utilizing the services of outside consultants rather than hiring employees.

There is no preliminary agreement or understanding existing or under contemplation by the Company (or any person acting on its behalf) concerning any aspect of the Company’s operations pursuant to which any person would be hired, compensated or paid a finder’s fee.

<r>

</r>

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operation.

We intend to seek to acquire the assets or shares of an entity actively engaged in business in exchange for our securities.  We have no particular acquisitions in mind and have not entered into any negotiations regarding such an acquisition.  None of our officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company as of the date of this registration statement.  While we will attempt to obtain audited financial statements of a target entity, there is no assurance that such audited financial statements will be available.  The Board of Directors does intend to obtain certain assurances of value of the target entity's assets prior to consummating such a transaction, with further assurances that an audited statement would be provided within seventy-five days after closing of such a transaction.  We have no full time employees.  Our officers have agreed to allocate a portion of their time to our activities without compensation.

Management anticipates that our business plan can be implemented by an officer devoting an aggregate of approximately 5 hours per week to our business affairs.  Consequently, conflicts of interest may arise with respect to the limited time commitment by such officers.  In addition, our officers and directors may, in the future, become involved with other companies, which have a business purpose similar to that of ours.  As a result, additional conflicts of interest may arise in the future.

We are filing this registration statement under the Exchange Act on a voluntary basis because management believes that our primary attraction as a merger partner or acquisition vehicle will be our status as an SEC reporting company.  Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to our present stockholders.

General Business Plan.

<r>Our purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business opportunity that desires to seek the perceived advantages of an Exchange Act registered corporation.</r>  We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business venture of virtually any kind or nature.  However, the Board of Directors has adopted a resolution that prohibits any acquisition or merger with a business or company in which the Company’s promoters, management or their affiliates or associates directly or indirectly have an ownership interest.  Because there is no legal prohibition against such transactions, this policy could be rescinded by the Board of Directors if it deemed such action to be in the best interest of the shareholders.  This discussion of the proposed business is purposefully general and is not meant to be restrictive of our virtually unlimited discretion to search for and enter into potential business opportunities.  Management anticipates that it will be able to participate in only one potential business venture because we have nominal assets and limited financial resources.  This lack of diversification should be considered a substantial risk to our shareholders because it will not permit us to offset potential losses from one venture against gains from another.  We may seek a business opportunity with entities which have recently commenced operations, or that wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The primary method we will use to find potential merger or acquisition candidates will be to periodically run classified ads in the Wall Street Journal seeking companies which are looking to merge with a public shell.  We anticipate that the selection of a business opportunity in which to participate will be complex and extremely risky.  Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation.  Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.  Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.  We have, and will continue to have, minimal capital with which to provide the owners of business opportunities with any significant cash or other assets.  However, management believes we will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial Public Offering.  The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with the acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents.  The Securities Exchange Act of 1934 (the "34 Act"), specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act.

The analysis of new business opportunities will be undertaken by, or under the supervision of, our officers and directors, none of whom is a professional business analyst.  Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of our officers or through advertising our availability for acquisition.  In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact our  proposed activities; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors.  We will not acquire or merge with any company for which audited financial statements cannot be obtained within the time frame required by federal securities laws.  Our management, while not especially experienced in matters relating to our new business, will rely primarily upon their own efforts to accomplish our business purposes. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company’s affairs. There is no agreement or understanding that non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company’s board. The Company’s officers, directors or affiliates have not used any particular consultants or advisors on a regular basis and there is no intention that any particular consultant or advisor will be hired by the Company in the future. It is not anticipated that any outside consultants or advisors, other than our legal counsel and accountants, will be utilized by us to effectuate our business purposes described herein.  However, if we do retain such an outside consultant or advisor, any cash fee earned by such party will be paid by the prospective merger/acquisition candidate, as we have limited cash assets with which to pay such obligation.  There have been no discussions, understandings, contracts or agreements with any outside consultants and none are anticipated in the future. The Directors have adopted a resolution prohibiting the Company from borrowing funds and using the proceeds there from to make payments to the Company’s promoters, management or their affiliates or associates.  <r>In no event will any consultant or finders’ fees or fee for services rendered be paid to any member of the Company’s officers, directors or any of the Company’s principal shareholders in connection with the acquisition of any private company.  No compensation will be paid or profit transactions occur in connection with the proposed acquisition of a private company by means of stock exchange transaction or other means including the following:  sales of insiders’ stock positions in whole or in part to the private company, the blank check company and/or principals thereof; payments of salaries; or any other methods of payment by which the insiders receive funds, stock, or other assets.  We will not restrict our search to any specific industry, but may acquire a venture that is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life.</r>  It is impossible to predict, at this time, the status of any business in which we may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which we may offer.  However, we do not intend to obtain funds in one or more private placements, public offerings or loan transactions to finance the operation of any acquired business opportunity until such time as we have successfully consummated such a merger or acquisition.  All transactions in securities effected in connection with the Company’s business model will be effected by a registered broker-dealer.  There are no preliminary agreements or understandings between the Company and its officers and directors or affiliates or lending institutions with respect to any loan agreements.  The Company will not enter into any loan transactions to loan money to or borrow money from any prospective merger or acquisition candidates or to an unaffiliated third party.  We also have no plans to conduct any offerings under Regulation S.

Acquisition of Opportunities.

In implementing a structure for a particular business acquisition, we may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity.  We may also acquire stock or assets of an existing business.  On the consummation of a transaction, it is probable that our present management and shareholders will no longer be in control.  In addition, our directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of our shareholders.  It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws.  In some circumstances, however, as a negotiated element of the transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter.  If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after we have successfully consummated a merger or acquisition and we are no longer considered a "shell" company.  <r>The issuance of substantial additional securities and their potential sale into any trading market that may develop in our securities may have a depressive effect on the value of our securities in the future.</r> While the actual terms of a transaction to which we may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368a or 351 of the Internal Revenue Code (the "Code").  With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of our company which target company shareholders would acquire in exchange for all of their shareholdings in the target company.  Depending upon, among other things, the target company's assets and liabilities, our shareholders will hold a substantially lesser percentage ownership interest following any merger or acquisition.  The percentage ownership may be subject to significant reduction in the event we acquire a target company with substantial assets.  Any merger or acquisition effected by us can be expected to have a significant dilutive effect on the percentage of shares held by our then-shareholders.  We will participate in a business opportunity only after the negotiation and execution of appropriate written agreements.  Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with our attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.  As stated hereinabove, we will not acquire or merge with any entity that cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction.  We intend to be subject to all of the reporting requirements included in the 34 Act. Included in these requirements is our affirmative duty to file independent audited financial statements as part of our Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as our audited financial statements included in our annual report on Form 10-K (or 10-KSB, as applicable).  If such audited financial statements are not available at closing, or within time parameters necessary to insure our compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents may provide that the proposed transaction will be voidable, at the discretion of our present management.

Financing

The Company believes that it can satisfy its cash requirements for the forseeable future and has no plans to raise additional funds in the next twelve months.  Management has no plans to seek loan financing.

Employees

The Company does not expect any significant change in the number of employees unless or until such time as it acquires a business opportunity.

ITEM 3.

DESCRIPTION OF PROPERTY

The Company does not currently hold interests in any properties.

The Company presently operates from office space provided on a rent-free basis by the president of the Company.  In the event that this space becomes unavailable in the future, the Company will seek to lease office space from an unaffiliated party at prevailing competitive rates.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(a) Security Ownership of Certain Beneficial Owners.

The following table sets forth information regarding any non-management person known to the Company to be the beneficial owner (as such term is defined in Rule 13d-3 under the Exchange Act) of more than five percent of any class of the Company’s voting securities.  <r>The percentages were derived based on 7,378,815 shares of common stock issued and outstanding at October 31, 2004.</r>

Title

Name and Address

Amount and Nature of

Percent

of Class

of Beneficial Owner

Beneficial Ownership

of Class

<r>

</r>

Common Stock

Rockne J. Timm

692,500

9.38%

926 W, Sprague Ave., Ste. 216

Spokane, WA 99201

Common Stock

A. Douglas Belanger

601,250

8.15%

11306 N. Normandie

Spokane, WA 99218

Common Stock

Robert W. O’Brien

400,000

5.42%

1511 S. Riegel Ct.

Spokane, WA 99212

(b) Security Ownership of Management.

The following table sets forth certain information regarding the number and percentage of shares of Common Stock of the Company beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act) by each director, each of the named executive officers and directors and officers as a group.  <r>The percentages are derived based on 7,378,815 shares of common stock issued and outstanding at October 31, 2004.</r>

Title of Class

Name and Address

Amount and Nature of

Percent

of Beneficial Owner

Beneficial Ownership

of Class

______________________________________________________________________________________

Common Stock

Terrence Dunne

720,000

9.76%

601 W. Main Ave., Ste. 1017

Spokane, WA 99201

Common Stock

Robert E. Kistler

531,314

    7.20%

26505 N. Bruce Rd.

Chattaroy, WA 99003-7720

Common Stock

Hobart Teneff

328,950

     4.46%

P.O. Box 30446

Spokane, WA 99223

<r>Common Stock

All directors and officers

1,580,264

    21.42%</r>

<r>as a group (3 individuals)</r>

(c) Changes in Control.

There are no arrangements known to the Company, the operation of which may at a subsequent time result in the change of control of the Company.

ITEM 5.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

<r>The following information is provided with respect to each executive officer and director of the Company as of October 31, 2004.</r>  Each Director serves a term of one year and until his successor has been duly elected.

Common Shares Owned

Year First Became

Beneficially, Directly or

Name

Age

    A Director

           Indirectly

<r>Robert E. Kistler

75

1975

531,314</r>

<r>Hobart Teneff

85

1998

328,950</r>

<r>Terrence J. Dunne

56

2004

720,000</r>

Robert E. Kistler is the President, Treasurer and a Director of the Company.  Mr. Kistler has been a director of the Company for more than 29 years and has served as the Company’s President and Treasurer for more than 26 years.

Hobart Teneff has served as an Officer (currently Vice President) and Director of the Company since 1998.  From 1975 through 1988, Mr. Teneff served as president of Gold Reserve Corporation, and from 1975 through 1994, was also one of its directors.  He was also president, chief executive officer and a director of Pegasus Gold Inc. from 1976 through 1987 and President of Argo Gold Inc. and Montoro Inc. prior to their being merged into Pegasus in 1980 and 1981, respectively.  <r>Since 1999, Mr. Teneff has served as a director  of Hanover Gold Company, Inc.</r>  Mr. Teneff holds a degree in chemical engineering from Gonzaga University.

<r>Terrence J. Dunne is a Director of the Company. For more than the past five years Mr. Dunne has operated Terrence J. Dunne & Associates, a sole proprietorship which provides bookkeeping, income tax return preparation and business consulting services for small businesses.  Mr. Dunne received his BBA, MBA and Masters in Taxation degrees from Gonzaga University.</r>

<r>Terrence James Dunne has the following present and past experience with “blind pool” or “shell” type companies (1) New Hilarity Mining Company which became Orbit E-Commerce after the reverse merger was completed on September 5, 2000.  Prior to the reverse merger with Orbit Canada (the private company), Mr. Dunne was a principal shareholder of New Hilarity.  He purchased stock in New Hilarity for $.025 per share.  After the reverse merger and the reverse split of the common stock, Mr. Dunne owned 249,000 shares.  Mr. Dunne sold all of his shares from October, 2000 to April of 2003.  The current market price of the stock is approximately $.25.  Mr. Dunne received no other compensation, directly or indirectly, from the company.  (2) Mr. Dunne was a principal shareholder of Gold Bond Resources, Inc. from March of 2000 until the reverse merger was completed in January of 2003.  Mr. Dunne originally owned approximately 1,880,000 shares of common stock for which he paid $.005 per share for 1,795,585 shares and $.10 per share for another 35,000 shares in October of 2001.  The balance of the shares were purchased in the market at an average price of about $.21.  Since December 5, 2002, Mr. Dunne has sold approximately 260,000 shares at prices ranging from $.21 to about $.32.  Currently, the stock is trading at about $.30 per share after a one for ten reverse stock split.  (3)  Mr. Dunne is a principal shareholder of Royal Pacific Resources, Inc. (formerly Painted Desert Uranium and Oil Company).  Mr. Dunne purchased 2,030,000 (after a reverse stock split of one for six, Mr. Dunne now has 338,334 shares) shares at $.005 per share in January of 2002.  This company is currently listed on the pink sheets at approximately $1.00, but trading is very light. (4) Mr. Dunne is a principal shareholder in Quad Metals Corporation. Mr. Dunne purchased 18,000,000 shares of common stock at $.001 per share in October, 2001.

After a reverse stock split in November 2002 of 1 for 50, Mr. Dunne currently owns 233,000 shares of stock.  On October 1, 2003. Quad Metals closed a share exchange transaction with DataJungleLtd.  DataJungle is a software company that develops and markets web-based enterprise-class business intelligence software solutions that translate business data into interactive tables, charts and maps.  The former shareholders of Quad Metals retained approximately 13% of the company after the share exchange.  Mr. Dunne received no compensation  in connection with the DataJungle transaction.   DataJungle currently trades in the $.70 - $.80 range.  (5) Mr. Dunne is a principal shareholder of Daybreak Mines, Inc. having purchased 3,200,000 shares of common stock in December of 2001 for $.005 per share.  Mr. Dunne purchased an additional 150,000 shares of Daybreak stock at $.02 per share in July, 2003.  In November, 2004, Mr. Dunne sold 50,000 shares of Daybreak at $.12 per share.  In January, 2005, Mr. Dunne sold an additional 40,000 shares of Daybreak stock at $.13 per share.  After these sales, Mr. Dunne owns 3,260,000 shares of Daybreak stock.  (6) Mr. Dunne purchased

931,628 shares of Aberdeen Idaho Mining Company from January of 2002 until April, 2002.  His average price per share is just under $.03 per share.  Prior to an acquisition in May 2004, the company had 9,866,500 shares issued and outstanding.  After the acquisition, there are currently 120,846,050 shares outstanding.  The stock currently has a bid price of $.01 per share and the name of the company has been changed to MotivNation, Inc.  Mr. Dunne received 400,000 shares of Missouri River Gold and Gem Corp. for services in 2000.  He purchased an additional 100,000 shares of stock in 2001 at $.05 per share.  In March 2004, Missouri River Gold and Gem Corp. merged with a company named Extremetrix, Inc. and there are currently 12,287,865 shares outstanding.  This stock trades currently around $.03 per share.  Mr. Dunne has received no compensation directly or indirectly from any of the above companies.  In November and December, 2003, Mr. Dunne purchased a total of 2,400,000 shares of Silver Butte Mining Company at $.01 per share.  The stock currently trades for around $.08 per share, and there are currently 16,413,798 shares outstanding.  Mr. Dunne owns 14.7% of the outstanding shares of common stock of Silver Butte Mining Company. </r>

Board Committees

The Company does not have an audit or nominating committee. The entire board performs the functions of the Audit and Nominating Committees.

<r>Messrs. Dunne, Kistler and Teneff, comprising the entire Board of Directors, perform the functions of the Audit Committee, recommend a firm of independent certified public accountants to audit the annual financial statements, discuss with the auditors and approve in advance the scope of the audit, review with the independent auditors their independence, the financial statements and their audit report, review management's administration of the system of internal accounting controls, and review the Company's procedures relating to business ethics.  The Company does not currently have a written audit committee charter.  Mr. Dunne serves as the financial expert on the Audit Committee.   None of the directors is deemed to be an independent director as that term is defined in Rule 4200(a)(14) of the NASD’s listing standards. </r>

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor’s independence.

Code of Ethics

The Company has adopted a Code of Ethics for its Chief Executive Officer and Senior Financial Officers.

Principal Shareholders

The following information sets forth information concerning those of the Company’s principal shareholders who have blank check company experience.

<r>

 </r>

Robert William O’Brien served as President and a Director of Quad Metals Corporation from 2001 until October, 2003.  <r>Mr. O’Brien was the owner of 18,000,000 shares of Quad Metals, Inc. (18.85%) for which he paid $18,000.</r>  The shares were purchased in September 2001 in private placement pursuant to Rule 506 of Regulation D. <r>There is a limited public market for the company and the Company’s common stock is currently quoted at $0.75 per share after a 50 for 1 reverse split.</r>  On October 1, 2003, Quad Metals closed a share exchange transaction with DataJungleLtd.  DataJungle is a software company that develops and markets web-based enterprise-class business intelligence software solutions that translate business data into interactive tables, charts and maps.  The former shareholders of Quad Metals retained approximately 13% of the company after the share exchange.  Mr. O’Brien received no compensation for serving as an officer or director of Quad Metals or in connection with the DataJungle transaction.  DataJungle currently trades in the $.70 - $.80 range.  <r>Mr. O’Brien now owns 306,000 shares of DataJungle.</r>  Mr. O’Brien served as the Secretary and a Director of Orbit E-Commerce, Inc., formerly New Hilarity, Inc.  New Hilarity was incorporated under the laws of the State of Idaho on February 27, 1930 for the primary purpose of exploring and the development of mining properties.  In 1993, the Company became an inactive mining company, and the Company thereupon decided to explore alternative business opportunities.  <r>Mr. O’Brien is a principal shareholder of Royal Pacific Resources, Inc. (formerly Painted Desert Uranium and Oil Company).  Mr. O’Brien purchased 2,030,000 (after a reverse stock split of one for six, Mr. O’Brien now has 338,334 shares) shares at $.005 per share in January of 2002.  This company is currently listed on the pink sheets at approximately $1.00, but trading is very light.</r>

In April 1999, the Company reorganized under the laws of the State of Nevada and changed its name from Lexington Mining Company to New Hilarity, Inc. and on April 12, 2001 changed its name again to Orbit E-Commerce, Inc.  As of September 8, 2000, and pursuant to an Agreement and Plan of Reorganization dated as of August 3, 2000 by and between OECI and Orbit Canada Inc., an Ontario corporation ("Orbit"), OECI acquired Orbit as a result of which Orbit became a wholly-owned subsidiary of the Company (the "Orbit Transaction").  The Orbit Transaction resulted in a reverse take over, therefore, giving the stockholders of Orbit control of OECI.  In connection with the Orbit Transaction, Mr. O’Brien and the existing Board of Directors of the Company resigned and the directors of Orbit were appointed to the Board of the Company.  Mr. O’Brien received no compensation for serving as an officer or director of the company.  The company is currently traded on the Over the Counter Bulletin Board under the Symbol “OECI”.  Mr. O’Brien served as a Director and Secretary/Treasurer of Gold Bond Resources, Inc. from March 2000, and additionally as the Chief Executive Officer of the company from November 2001, until the acquisition of EnerTeck Chemical Corporation in January 2003.   Mr. O’Brien purchased 395,585 shares at $.005 per share in March of 2000, an additional 1,400,000 shares in October of 2000 at $.005 per share and an additional 35,000 shares at $.10 per share in October of 2001.  In January 2004, Enerteck (“ETCK”) effected a one for ten reverse split of all the outstanding shares of the company.  <r>Mr. O’Brien has approximately 40,000 shares of ETCK that currently trades at about $.30.</r>  Mr. O’Brien received no compensation in connection as an officer or director of Gold Bond or in connection with the acquisition of EnerTeck Chemical Corporation.  Mr. O’Brien purchased 3.2 million shares of Daybreak Mines, Inc. at $.005 per share in December 2001 and 150,000 shares at $0.02 per share in July, 2003.  Mr. O’Brien sold 50,000 shares of Daybreak Mines in November, 2004, and 50,000 on February 1, 2005.  Mr. O’Brien is in the process of gifting 60,000 shares of Daybreak at 10,000 each to his adult children.  His balance after gifting is 3,190,000 shares.  Mr. O’Brien has been the Secretary/Treasurer and a Director of Aberdeen Idaho since February 2002.  Mr. O’Brien owns 938,295 shares of Aberdeen Idaho.  The stock currently trades at approximately $0.05 per share.  In March 2004, Mr. O’Brien resigned as an officer and director of Aberdeen Idaho.  In June 2004, the company elected to change its name to “MotivNation, Inc.” stock symbol “MOVN”.

ITEM 6.

EXECUTIVE COMPENSATION

<r>Executive Officers’ Compensation

 During the past three fiscal years our officers have received no compensation for services rendered.

Long-Term Compensation

                      Annual Compensation

          Awards

     Payouts

(a)

(b)

(c)

(d)

(e)

(f)

(g)

(h)

(i)

Name

Other

Restricted

Securities

and

Annual

Stock

Underlying

LTIP

All Other

Principal

Year

Salary

Bonus

Comp.

Awards(1)

Options/

Payouts

Comp.

Position

 ($)

 ($)

 ($)

($)

SARs(#)

($)

($)

Robert  E. Kistler

2001

$-0-

$0

$0

 0

-0-

$0

$0

  President

2002

$-0-

$0

$0

$0

-0-

$0

$0

2003

$-0-

$0

$0

$0

-0-

$0

-0-

Directors’ Compensation

In October 2003, Hobart Teneff and Robert E. Kistler received $2,500 and $2,750 respectively as directors’ fees and a distribution of stock valued at $2,500.</r>

ITEM 7.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions or series of transactions, or proposed transactions during the last two years to which the Registrant is a party in which any Director, nominee for election as a Director, executive officer or beneficial owner of five percent or more of the Registrant’s Common Stock, or any member of the immediate family of the foregoing had or is to have a direct or indirect material interest exceeding $60,000.

ITEM 8.

DESCRIPTION OF SECURITIES

Common Stock.

The Company is authorized to issue two hundred million (200,000,000) shares of $0.001 par value common stock.  All of the common stock authorized has equal voting rights and powers without restrictions in preference.  All shares of common stock are equal to each other with respect to voting, liquidation, dividend and other rights.  Owners of shares of common stock are entitled to one vote for each share of common stock owned at any shareholders' meeting.  Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor; and upon liquidation, are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders.

Preferred Stock.

The Company is authorized to issue ten million (10,000,000) shares of $0.001 stated value preferred stock.  The preferred stock is entitled to preference over the common stock with respect to the distribution of assets of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs.  The authorized but unissued shares of preferred stock may be divided into and issued in designated series from time to time by one or more resolutions adopted by the Board of Directors.  The Directors in their sole discretion shall have the power to determine the relative powers, preferences, and rights of each series of preferred stock.

<r>At October 31, 2004, there were 7,378,815 shares of common issued and outstanding held by approximately 1,100 shareholders of record.</r>  There are no outstanding options or rights to acquire shares.

There are no conversion, preemptive, or other subscription rights or privileges with respect to any shares.  Our stock does not have cumulative voting rights which means that the holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so.  In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Dividends.

We have paid no dividends and propose for the foreseeable future to utilize all available funds for the development of its business.  Accordingly, we have no plans to pay dividends even if funds are available, as to which there is no assurance.

Transfer Agent.

The Company currently utilizes the services of Columbia Stock Transfer Company, 410 Sherman Avenue, Suite 207, Coeur d’Alene, ID 83814, as transfer agent and registrar for the Company.

PART II

ITEM 1.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Common Stock of the Company is traded in the over-the-counter market on the NASD Pink Sheets under the symbol “BOGD”.  The following table shows the high ask and low bid prices for the Common Stock for each quarter during the last two fiscal years ended March 31, and the most recent fiscal quarter.  The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Fiscal Year

High Ask

Low Bid

<r>

</r>

Year ended 3/31/03

Quarter ended 6/30/02

.01

.01

Quarter ended 9/30/02

.01

.01

Quarter ended 12/31/02

.03

.01

Quarter ended 3/31/03

.03

.03

Year ending 3/31/04

Quarter ended 6/30/03

.035

.035

Quarter ended 9/30/03

.06

.02

Quarter ended 12/31/03

.18

.05

Quarter ended 03/31/04

.15

.10

<r>Year ending 3/31/05

Quarter ended 6/30/04

.12

.10

Quarter ended 9/30/04

.15

.10

Quarter ended 12/31/04

.15

.14</r>

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future.  The Company currently intends to retain any future earnings to finance its operations.

Restriction on Resale

Because the Shares sold in the October, 2003 private placement were not registered under the Act or similar state exemptions, they cannot be sold or transferred by an investor unless they are subsequently registered or an exemption from registration is available at the time of transfer.  There can be no assurance that an exemption from registration will be available to any purchaser of those Shares.

The staff of the Securities and Exchange Commission has opined that in certain circumstances shares of blank check companies held by management and principal shareholders may not be resold under Rule 144 of the Act. If the Company is deemed to be a blank check company shares held by management and principal shareholders may be ineligible for resale under Rule 144, and such case those shareholders would have to hold their Shares indefinitely unless subsequently registered.

ITEM 2.

LEGAL PROCEEDINGS

The Company is not a party to, or the subject of, any pending legal proceeding or any contemplated proceeding of a governmental authority.

ITEM 3.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

During the Company’s two most recent fiscal years and any later interim periods, the Company’s principal accountant has not resigned (or declined to stand for re-election) or was dismissed.

ITEM 4.

RECENT SALES OF UNREGISTERED SECURITIES

In October of 2003, the Company offered and sold 3,000,000 shares of common stock at a price of $0.025 per share. The shares were offered by Pennaluna & Company as agents for the Company.   Sales commissions of $7,500 were paid to Pennaluna in connection with the offer and sale of the securities.

The shares were sold to sixteen individual investors, each of whom was accredited and sophisticated.  None of the shares were offered by means of advertising or general solicitation.  The shares were only offered and sold to persons personally known to the Company’s executive officers and directors.  Sales were made to the following individuals:

Name	Dollar Amount	Shares
Gary N. Thams	$ 1,500	60,000
Niles A. & Patricia K. Selden	$ 1,000	40,000
Rockne J. Timm	$ 10,000	400,000
A. Douglas Belanger	$ 10,000	400,000
John Coghlan	$ 4,000	160,000
Linda S. Cunningham	$ 2,500	100,000
Wayne Demeester	$ 1,500	60,000
Terrence J. Dunne	$ 18,000	720,000
James F. Etter	$ 3,500	140,000
Smith F. & Linda M. Hogsett	$ 1,000	40,000
Gregory M. & Jeanah J Jens	$ 1,000	40,000
Greg Lipsker	$ 2,000	80,000
Daniel R. McKinney	$ 2,500	100,000
Joel & Bonnie Pischke	$ 2,000	80,000
Martyn Powell	$ 4,500	180,000
Robert O’Brien	$ 10,000	400,000
Total	$ 75,000	3,000,000

Each of the sales was made pursuant to exemptions from registration under the Securities Act of 1933, as amended, pursuant to Section 4(2) and Rule 506 of Regulation D.  Each of the certificates issued in connection with the above offerings contained restrictive language on its face and each certificate had a restrictive legend in substantially the following form:

The securities represented by this certificate have not been registered under the Securities Act of 1933 (the “Act”) and may not be offered for sale, sold or otherwise transferred except pursuant to an effective registration statement under the Act or pursuant to an exemption from registration under the Act, the availability of which is to be established by opinion of counsel satisfactory to the Company to the effect that in the opinion of such counsel such registration in not required.

ITEM 5.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Articles of Incorporation and By-Laws are silent with respect to indemnification of Officers and Directors.

Section 23B.08.510 of the Business Corporation Act sets out the corporation’s basic authority to indemnify.  The section is structured to first define generally what the corporation may indemnify and then specify exceptions for which the corporation is not permitted to indemnify. The general standards for indemnification are closely related to the basic statutory provision defining the general standards of director conduct.  The indemnity standards, however, are lower.  Section 23B.08.300 (general standards of conduct) includes a requirement that directors exercise the “care an ordinarily prudent person in a like position would exercise.”  This standard is not contained in the standard for indemnification, which only requires that directors act “in good faith” and that they “reasonably believe” that their actions are either in the corporation’s best interests or at least not opposed to those best interests.  It is possible that a director who falls below the standard of conduct prescribed by the Business Corporation Act may meet the standard for indemnification under Section 23B.08.510.  With respect to the reverse, a director who has met the standards of conduct would be eligible in virtually every case to be indemnified under Section 23B.08.510.

The general statutory scheme for corporate indemnification of directors and officers under the Business Corporation Act has both permissive and mandatory aspects.  It allows, but does not require, the corporation to indemnify in a wide variety of circumstances and requires the corporation to indemnify in other circumstances.  The corporation may generally advance expenses for the defense of claims.  Further, under certain circumstances, the court may be requested to order that a director is entitled to indemnification regardless of whether the director met the standards of conduct that would otherwise allow the corporation to indemnify.  Shareholders may authorize indemnification and advancement of expenses without regard to the statutory limitations on the corporation’s authority, with certain specific exceptions.  Generally, corporations may indemnify officers, employees and agents to the same extent as it may indemnify directors, or to the extent consistent with any law, as it provides in its articles of incorporation, bylaws or action of its board, or by contract.

Permissive Indemnification.

A corporation may indemnify an individual who has been made a party to a proceeding because the individual is or was a director, against liability incurred in the proceeding if:

(a)

The individual acted in good faith; and

(b)

The individual reasonably believed:

(i)

In the case of conduct in the individual’s official capacity with the corporation, that the individual’s conduct was in its best interest; and

(ii)

In all other cases, that the individual’s conduct was at least not opposed to its best interests; and

(c)

In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual’s conduct was unlawful.

Section 23B.08.510 defines the “outer limits” for which indemnification (other than as authorized by shareholder action) is permitted.  If a director’s conduct falls outside these limits, the directors, however, is still potentially eligible for court-ordered indemnification or shareholder-authorized indemnification under other provisions.  Conduct falling within these broad guidelines is permissive; it does not entitle directors to indemnification.

Mandatory Indemnification.

There is a much more limited area of mandatory indemnification. A corporation shall indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Public Policy.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

FINANCIAL STATEMENTS

<r>BONANZA GOLD,  INC.

Balance Sheets

September 30, 2004 and March 31, 2004

ASSETS

Audited

September 30,

March 31,

     2004

  2004

Current assets:

Cash

$

   23,916

$

   38,320

Total assets

$

   23,916

$

   38,320

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:

Accounts payable

$

-

$

-

Stockholders’ equity:

Common stock, $.001 par value;

200,000,000 shares authorized; 7,378,815 shares

 issued and outstanding

7,379

7,379

Preferred stock; 10,000,000 authorized

-

-

Additional paid-in capital

587,523

587,523

Accumulated deficit

  (570,986)

  (556,582)

Total stockholders’ equity

     23,916

     38,320

Total liabilities and stockholders’ equity

$

   23,916

$

   38,320

The accompanying notes are an integral part of these financial statements.

BONANZA GOLD, INC.

Statements of Operations

For the Three and Six Months Ended

September 30, 2004 and 2003 (unaudited)

		September 30, 2004				September 30, 2003
		Three Months		Six Months		Three Months		Six Months

OPERATING EXPENSES:
Legal and accounting		$1,200		14,230		12,559		12,559
General and administrative expenses		40		237		150		263
Environmental consulting		-		-		3,756		5,156
Total operating expenses		1,240		14,467		16,465		17,978

OTHER (INCOME):
Interest income		(29)		(63)		(9)		(33)
Total other (income)		(29)		(63)		(9)		(33)

NET LOSS		$1,211		$14,404		$16,456		$17,945

NET LOSS PER SHARE	$	Nil	$	Nil	$	Nil	$	Nil

WEIGHTED AVERAGE NUMBER OF SHARES OUSTANDING – BASIC		7,378,815		7,378,815		4,248,815		4,248,815

The accompanying notes are an integral part of these financial statements.

BONANZA GOLD, INC

Statements of Cash Flow

For the Six Months Ended September 30, 2004 and 2003 (unaudited)

  2004

  2003

Cash Flow Used by Operating Activities:

Net loss

$

(14,404)

$

(17,945)

Adjustment to reconcile net loss to net cash

used by operating activities:

Change in:

Accounts payable

                  -

         4,424

Net cash used by operating activities

       (14,404)

     (13,521)

Net change in cash

(14,404)

(13,521)

Cash, beginning

        38,320

       14,316

Cash, ending

$

       23,916

$

          795

The accompanying notes are an integral part of these financial statements.

Bonanza Gold, Inc.

(Unaudited)                                                                                            Notes to Financial Statements

1.

Basis of Presentation:

The financial statements of Bonanza Gold, Inc. included herein have been prepared without audit, pursuant to the rules and regulations of the Securities and Exchange Commission.  Although certain information, which is normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, has been condensed or omitted, Bonanza Gold, Inc. believes that the disclosures are adequate to make the information presented not misleading.  These financial statements should be read in conjunction with the financial statements and notes thereto for the fiscal year ended March 31, 2004 included in the Registrant’s filing of Form 10-KSB.

The financial statements included herein reflect all normal recurring adjustments that, in the opinion of management, are necessary for a fair presentation.  The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year ending March 31, 2005.

2.

Nature of Business and Plan of Operation:

The objectives of the Company are to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who, or which, desire to seek the perceived advantages of a publicly registered corporation. The Company has no recurring source of revenue and has incurred operating losses since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern as expressed by the Company’s independent accountants in their report on the Company’s March 31, 2004 financial statements.  The interim financial statements do not contain any adjustments which might be necessary if the Company is unable to continue as a going concern.

</r>

<r>

DeCoria, Maichel & Teague A PROFESSIONAL SERVICES FIRM

Report of Independent Registered Public Accounting Firm

Board of Directors

Bonanza Gold, Inc.

We have audited the accompanying balance sheets of Bonanza Gold, Inc. (“the Company”) as of March 31, 2004 and 2003, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bonanza Gold, Inc. as of March 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DeCoria, Maichel & Teague P.S.

/s/ DeCoria, Maichel & Teague P.S.

Spokane, Washington

June 7, 2004

BONANZA GOLD, INC.

TABLE OF CONTENTS

Page

Balance Sheets, March 31, 2004 and 2003

26

Statements of Operations for the years ended March 31, 2004 and 2003

27

Statements of Changes in Stockholders’ Equity

for the years ended March 31, 2004 and 2003

28

Statements of Cash Flows for the years ended March 31, 2004 and 2003

29

Notes to Financial Statements

30-34

Bonanza Gold, Inc.

Balance Sheets

March 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS
Cash	$38,320	$14,316
Total current assets	38,320	14,316

OTHER ASSETS
Other equity securities	-	2,500
Total assets	$38,320	$16,816

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	-	$576
Total liabilities	-	576

STOCKHOLDERS’ EQUITY
Preferred stock, no par value; 10,000,000
shares authorized, none issued and outstanding
Common stock, $0.10 par value; 20,000,000
shares authorized, 4,248,815 shares
issued and outstanding at March 31, 2003	-	424,881
Common stock, $0.001 par value; 200,000,000
shares authorized, 7,378,815 shares
issued and outstanding at March 31, 2004	$7,379	-
Discount on common stock	-	(63,000)
Additional paid-in capital	587,523	168,771
Accumulated other comprehensive loss	-	(7,500)
Accumulated deficit	(556,582)	(506,912)
Total stockholders’ equity	38,320	16,240
Total liabilities and stockholders’ equity	$38,320	$16,816

The accompanying notes are an integral part of these financial statements

Bonanza Gold, Inc.

Statements of Operations

For the years ended March 31, 2004 and 2003

	2004		2003
OPERATING EXPENSES
Legal and accounting	$23,405		-
Environmental statement	5,156		-
Officer compensation	10,250		-
General and administrative expenses	3,474		$2,616
	42,285		2,616

OTHER INCOME (EXPENSE)
Interest income	115		55
Realized gain (loss) on equity securities	(7,500)		10,858
Total other income (expense)	(7,385)		10,913

NET INCOME (LOSS)	$(49,670)		$8,297

NET LOSS PER COMMON SHARE	$(0.01)	$	Nil

WEIGHTED AVERAGE COMMON SHARES OUSTANDING – BASIC	$5,586,820		$4,248,815

The accompanying notes are an integral part of these financial statements

Bonanza Gold, Inc.

Statements of Changes in Stockholders’ Equity

For the years ended March 31, 2004 and 2003

Accumulated Other

Discount on

Additional Paid-

Comprehensive

Accumulated

Shares

Amount

Common Stock

in Capital

Income (loss)

Deficit

Total

Balance, March 31, 2002

4,248,815

$

424,881

$

(63,000)

$

168,771

$

(1,237)

$

(515,209)

$

14,206

Unrealized losses on equity securities, net

of reclassification adjustment for gains

included in net income

(6,263)

(6,263)

Net income

         8,297

         8,297

Balance, March 31, 2003

4,248,815

424,881

(63,000)

168,771

(7,500)

(506,912)

16,240

Realized loss on marketable

7,500

7,500

equity securities

Sale of common stock, net

of issuance costs

3,000,000

3,000

58,000

61,000

Issuance of common stock

for services

130,000

130

3,120

3,250

Change in par value

(420,632)

63,000

357,632

Net loss

      (49,670)

      (49,670)

Balance, March 31, 2004

 7,378,815

$

       7,379

$

        -

$

      587,523

$

        -

$

  (556,582)

$

     38,320

The accompanying notes are an integral part of these financial statements

Bonanza Gold, Inc.

Statements of Cash Flows

For the years ended March 31, 2004 and 2003

	2004	2003

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(49,670)	$8,297
Adjustments to reconcile net loss to net cash used by operating activities:
Realized (gain) on equity securities	7,500	(10,858)
Common stock issued for services	3,250	-
Equity investment issued as officer compensation	2,500	-
Change in:
Accounts payable	(576)	576
Related party advances	-	(511)
Net cash used by operating activities	(36,996)	(2,496)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash provided by sale of common stock, net of offering costs	61,000	-
Cash provided by sale of marketable equity securities	-	16,807
Net cash provided by investing activities	61,000	16,807

NET CHANGE IN CASH	24,004	14,311

CASH AT BEGINNING OF YEAR	14,316	5

CASH AT END OF YEAR	$38,320	$14,316

The accompanying notes are an integral part of these financial statements

Bonanza Gold, Inc.

Notes to Financial Statements

1.

Description of Business

Bonanza Gold, Inc. (“the Company”) is a Washington corporation that was incorporated April 3, 1961. The Company was organized to explore for, acquire and develop natural resource properties in the Western United States. Until 1995 the Company was involved in the acquisition and exploration of various mining properties. In 1996 the Company abandoned its remaining mining properties. During the past several years since 1996 the Company’s activities have been confined to general and administrative functions.

The Company has incurred losses since its inception and has no recurring source of revenue. These conditions raise substantial doubt as to the Company’s ability to continue as a going concern. Management's plans for the continuation of the Company as a going concern include financing the Company's operations through sales of its unregistered common stock and the eventual acquisition of an entity with profitable business operations. There are no assurances, however, with respect to the future success of these plans. The financial statements do not contain any adjustments, which might be necessary, if the Company is unable to continue as a going concern.

Unless otherwise indicated, amounts provided in these notes to the financial statements pertain to continuing operations.

2.

Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. At March 31, 2004 and 2003, the Company had recorded no net deferred tax assets or liabilities and recognized no income tax provision as it had no taxable income for the years then ended.

Fair Values of Financial Instruments

The carrying amounts of financial instruments including cash, accounts payable and related party advances, approximated their fair values as of March 31, 2004 and 2003.

Bonanza Gold, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

Cash and Cash Equivalents

Highly liquid short-term investments with a remaining maturity when purchased of three months or less are classified as cash equivalents. The Company deposits its cash and cash equivalents in high quality financial institutions.

Net Loss Per Share

Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires dual presentation of basic earnings per share (“EPS”) and diluted EPS on the face of all income statements, for all entities with complex capital structures. Basic EPS is computed as net income divided by the weighted average number of both classes of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common stock equivalents such as common shares issuable through stock options, warrants and other convertible securities. At March 31, 2004 and 2003, the Company had no outstanding common stock equivalents, and only basic EPS is reported for the years then ended.

Environmental Matters

The Company has owned mineral property interests on certain public and private lands in Idaho, Washington, Montana and Alaska. The Company’s mineral property holdings have included lands contained in mining districts that have been designated as “Superfund” sites pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). The Company and its properties have been and are subject to a variety of federal and state regulations governing land use and environmental matters. The Company’s management has engaged consultants to review the potential environmental impacts of its prior mineral exploration and development activities and believes it has been in substantial compliance with all such regulations, and is unaware of any pending action or proceeding relating to regulatory matters that would affect the financial position of the Company. The Company’s management acknowledges, however, that the possibility exists that the Company may be subject to environmental liabilities associated with its prior activities in the unforeseeable future, although the likelihood of such is deemed remote and the amount and nature of the liabilities is impossible to estimate.

Investments

Marketable equity securities are categorized as available-for-sale and carried at quoted market value. Investments in securities of privately held entities are quoted at their estimated fair value. Realized gains and losses on the sale of securities are recognized on a specific identification basis. Unrealized gains and losses are included as a component of accumulated other comprehensive income or loss, net of related deferred income taxes, if applicable, unless a permanent impairment in value has occurred, which is then charged to operations.

Bonanza Gold, Inc.

Notes to Financial Statements

2.

Summary of Significant Accounting Policies, Continued:

Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," requires the disclosure of comprehensive income, which includes net income (loss), and unrealized gains and losses on marketable equity securities classified as available-for-sale.

Reclassifications

Certain reclassifications have been made to conform prior year data to the current presentation. These reclassifications had no effect on reported earnings.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46, "Consolidation of Variable Interest Entities." In December 2003, the FASB issued a revised Interpretation 46 (FIN 46R). The FASB deferred the effective date for consolidation of variable interest entities and amended the consolidation requirements. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46R apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company has determined the consolidation requirements of FIN 46R will not have a material impact on its financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective prospectively for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. SFAS No. 149 will not have an impact upon initial adoption and is not expected to have a material effect on the Company's results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The requirements of SFAS No. 150 become effective for the Company for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted the standard on May 31, 2003 and has concluded that the adoption of this statement will not have a material effect on the Company's financial position or results of operations.

Bonanza Gold, Inc.

Notes to Financial Statements

3.

Income Taxes

Income taxes are recognized in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” whereby deferred income tax liabilities or assets at the end of each period are determined using the tax rate expected to be in effect when the taxes are actually paid or recovered. A valuation allowance is recognized on deferred tax assets when it is more likely than not that some or all of these deferred tax assets will not be realized. The Company has not recorded an income tax provision for the years ended March 31, 2004 and 2003, as it had no taxable income. The Company has net operating loss carryforwards for income tax purposes at March 31, 2004 and 2003, of approximately $320,000 and $270,000, respectively, which will expire in 2024, and an associated deferred tax asset of approximately $109,000 and $92,000, respectively. The deferred tax assets have been fully reserved for as management believes it is more likely than not that the deferred tax assets will not be utilized.

4.

Investments

The Company accounts for its investments in equity securities in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and reports its investments in available-for-sale securities at their fair value, with unrealized gains and losses excluded from income or loss and included in other comprehensive income or loss. Marketable equity securities expected to be sold within one year are classified as current assets. At March 31, 2003 the Company's investments in marketable equity securities were as follows:

Market

Value

Cost

Classified as non-current assets:

Securities in a privately held company

$

2,500

$

10,000

At March 31, 2004 and 2003, unrealized losses in marketable equity securities were $0 and $7,500, respectively. The Company had no marketable equity securities at March 31, 2004.

5.

Stockholders’ Equity

Private Placement Memorandum

At a Board of Directors meeting held on August 21, 2003, the board resolved to offer and sell 3,000,000 shares of its common stock in a Private Placement offering for $0.025 per share. The shares were sold in October of 2003 and net proceeds after deducting offering costs were $61,000.

Issuance of Common Stock for Services

At a Board of Directors meeting held on August 21, 2003, the board resolved to issue 100,000 shares of the Company's common stock to Hobart Teneff, the Company's vice president and a director, for his services as an officer and director. Additionally, 30,000 shares of the Company's common stock were issued to an individual for her services performed. Both of these issuances were valued at $0.025 per share.

Bonanza Gold, Inc.

Notes to Financial Statements

5.

Stockholders’ Equity, Continued:

Change in Par Value of Common Stock

During an annual meeting of shareholders held on January 30, 2004, the Company put forth a resolution to its shareholders to amend its articles of incorporation and change the authorized capital of the Company from 20,000,000 shares of $0.10 par value common stock to 200,000,000 shares of $0.001 par value common stock. The resolution was approved by the shareholders and on February 2, 2004, the Company amended its articles of incorporation to effect the change.

Preferred Stock

During the annual meeting of shareholders held on January 30, 2004, the Company’s shareholders resolved to amend the Company's articles of incorporation and authorize a class of preferred stock consisting of 10,000,000 shares. The preferred stock has no par value, and as of March 31, 2004, there was no preferred stock issued and outstanding. On February 2, 2004, the Company amended its articles of incorporation to effect the change.

6.

Related Parties

In addition to the related party transactions described in note 5, the Company has had the following related party transactions:

During the fiscal year ended March 31, 2004, Robert Kistler, the Company's president and a director, was reimbursed for $739 in general and administrative expenses on behalf of the Company.

Additionally during 2004, Mr. Kistler received $2,750 cash and 10,000 shares of a privately held company valued at $2,500, for his services as an officer and director (See Note 5).

Hobart Teneff, the Company's vice president and a director received $2,500 cash and 100,000 shares of the Company's common stock valued at $0.025 per share or $2,500, for his services as an officer and director (See Note 5).

The Company is also provided certain administrative services and office space by a director for no charge to the Company. The value of these services and office space is immaterial individually and in the aggregate to the Company's financial statements.

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PART III

ITEM 1.

INDEX TO EXHIBITS.

(1)

Underwriting agreement

     N/A

(2)

Plan of acquisition, reorganization arrangement, liquid, or succession. N/A

(3)

(i)(a)

Articles of Incorporation – March 29, 1961

*

(i)(b)

Articles of Amendment – August 20, 1962

*

(i)(c)

Articles of Amendment – May 17, 1974

*

(i)(d)

Articles of Amendment – October 17, 1977

*

(i)(e)

Articles of Amendment – June 15, 1999

*

(i)(f)

Amended and Restated Articles – January 30, 2004

*

(ii)

By Laws

*

(4)

Instruments defining the rights of holders, including indentures

     N/A

(5)

Opinion re: legality

     N/A

(6)

No exhibit required

     N/A

(7)

No exhibit required

     N/A

(8)

Opinion re: tax matters

     N/A

(9)

Voting trust agreement

     N/A

(10)

Material contracts

     N/A

(11)

Statement re: computation of per share earnings

     N/A

(12)

No exhibit required

     N/A

(13)

Annual or quarterly reports, Form 10-Q

     N/A

(14)

Code of Ethics

*

(15)

Letter on unaudited interim financial information

     N/A

(16)

Letter on change in certifying accountant

     N/A

(17)

Letter on director resignation

     N/A

(18)

Letter on change in accounting principles

     N/A

(19)

Reports furnished to security holders

     N/A

(20)

Other documents or statements to security holders

     N/A

(21)

Subsidiaries of the registrant

     N/A

(22)

Published report regarding matters submitted to vote

     N/A

(23)

Consent of experts and counsel

     N/A

(24)

Power of attorney

     N/A

(25)

Statement of eligibility of trustee

     N/A

(26)

Invitations for competitive bids

     N/A

(27)

through (98) Reserved

     N/A

(99)

Additional Exhibits

(i)

Form of Audit Committee Pre-approval Policies

*

* Incorporated by reference to Form 10SB/A filed April 23, 2004

ITEM 2.

DESCRIPTION OF EXHIBITS.

Not Applicable

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

<r>Dated February 3, 2005.</r>

BONANZA GOLD, INC.

/s/ Robert E. Kistler

By:

     ROBERT E. KISTLER, PRESIDENT